1700 Pacific Avenue, Suite 1400, Dallas, Texas 75201
December 15, 2009
VIA EDGAR AND FACSIMILE NO. 703-813-6984
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Attention:	Sonia Gupta Barros Division of Corporation Finance

Re:	Penson Worldwide, Inc. Registration Statement on Form S-3 Filed November 18, 2009 File No. 333-163191
Dear Ms. Barros:
In accordance with Rule 461 under the Securities Act of 1933, as amended, Penson Worldwide, Inc. (the “Company”) hereby requests the acceleration of the effective date of the above referenced Registration Statement so that it will become effective on December 17, 2009 at 5:00 p.m. Eastern Time, or as soon thereafter as practicable.
In connection therewith, the Company acknowledges that:
•	Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,
PENSON WORLDWIDE, INC.

By:	/s/ Andrew B. Koslow

	Name:	Andrew B. Koslow
	Title:	Executive Vice President and General Counsel
c:       Stacie D. Gorman, Division of Corporation Finance